EXHIBIT 12

HCA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE QUARTERS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Dollars in millions)

	Second
	Quarter		Six Months
	2006	2005	2006	2005

EARNINGS:
Income before minority interests and income taxes	$521	$618	$1,183	$1,321
Fixed charges, exclusive of capitalized interest	229	198	449	394

	$750	$816	$1,632	$1,715

FIXED CHARGES:
Interest charged to expense	$196	$165	$382	$329
Interest portion of rental expense	33	33	67	65

Fixed charges, exclusive of capitalized interest	229	198	449	394
Capitalized interest	11	6	19	12

	$240	$204	$468	$406

Ratio of earnings to fixed charges	3.13	4.00	3.49	4.22